Exhibit 99.1

TransAlta Certified by Diversio for its Equity, Diversity and Inclusion Program

CALGARY, AB, May 3, 2021 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) has received certification from Diversio, a technology company setting the global standard for diversity and inclusion, for its continued commitment to and meaningful performance on equity, diversity, and inclusion ("E,D&I") in the workplace. TransAlta is the first publicly traded energy company to be certified. Diversio's award-winning artificial intelligence technology has helped hundreds of organizations and investors to collect data, gain insights, and implement solutions to make meaningful progress on E,D&I. Each certified organization must uphold standards of E,D&I, action that not only makes their companies more attractive to new talent but also makes them more successful.

"We are proud to have received recognition from Diversio's globally-recognized certification platform for our E,D&I activities. The certification validates our company's efforts to measure, track and continuously improve our equity, diversity, and inclusion goals and practices. It also reflects our commitment to prioritize and accelerate the social goals outlined within our E2SG strategy," said John Kousinioris, President and CEO. "We are very much committed to our E2SG journey.  We have incorporated Diversio's metrics into TransAlta's 2021 short-term incentive plans for our employees. This will ensure we continue to walk the talk on all things E,D&I."

To obtain certification, the following requirements must be met:

1.	The organization regularly collects data on employee demographics and experience to identify bias and barriers faced by minority groups;
2.	The organization has measured and set targets to increase diversity and inclusion at all levels, including leadership roles; and
3.	The organization has implemented programs and policies designed to unlock specific challenges and is committed to tracking results.

The certification is endorsed by several leading organizations and signals to investors, employees, customers, and other stakeholders that the organization is setting an example of the importance of shifting from words to actions in order to move the dial on E,D&I.

About Diversio:

Diversio is a diversity & inclusion data and consulting company headquartered in Toronto, Canada. With offices in London and New York, Diversio has clients in over 30 countries and is the provider of choice for governments and leading corporations around the world. Diversio's digital platform uses artificial intelligence to uncover diversity gaps and systemic biases in the workplace and its Recommendation Engine generates unique action plans based on a database of 1,000+ solutions. Diversio tracks improvement over time to help companies stay accountable to their employees, boards, investors, customers and the public. For more information, visit their website.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.

For more information about TransAlta, visit our website at transalta.com.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2021/03/c2344.html

%CIK: 0001144800

For further information: For more information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 04:59e 03-MAY-21